EXHIBIT (99.6)

2016-17 THIRD QUARTER ONTARIO FINANCES

MINISTRY OF FINANCE

2016–17 Third Quarter Finances
February 2017

Introduction

The Ontario Quarterly Finances contains updated information about Ontario's 2016–17 fiscal outlook, including updated information about the major components of revenue and expense as set out in the 2016 Budget.

Section A: 2016–17 Fiscal Outlook

The government is projecting a deficit of $1.9 billion in 2016–17, an improvement of $2.4 billion compared to the 2016 Budget. This marks the eighth year in a row that the government is projected to beat its deficit target.
The strength of Ontario's economy, together with the government's approach to fiscal management, is supporting strategic investments while allowing the government to continue to beat its deficit targets.  New investments being reported in the 2016–17 Third Quarter Finances include: additional funding requirements for drug benefits and supporting additional capacity for malignant hematology treatment, including stem cell transplants.
Ontario's economic growth outlook remains largely consistent with the forecast in the 2016 Ontario Economic Outlook and Fiscal Review. Steady growth in the U.S. economy, along with the ongoing impacts of a more competitive Canadian dollar and low oil prices, continues to support Ontario's economic growth. However, there are risks to the economic growth outlook. Notably, interest rates have started to rise, which may dampen overall economic activity.
The government is projecting a net debt-to-GDP ratio of 38.3 per cent for 2016–17, an improvement compared to the 2016 Budget projection of 39.6 per cent.

Accounting Treatment for
 Jointly Sponsored Pension Plans

In preparing the Public Accounts of Ontario 2015–2016, the Province's professional accounting staff and the Auditor General's Office engaged in discussions about the appropriate interpretation of public-sector accounting Standards in relation to accounting for jointly sponsored pension plans.

In the Public Accounts of Ontario 2015–2016, the government adopted the Auditor General's accounting interpretation for the treatment of net pension assets for 2015–16 through a time-limited regulatory amendment (the "Pension Adjustment"). Consistent with this treatment, the 2016 Ontario Economic Outlook and Fiscal Review took a cautious approach to forecasting the Pension Adjustment, which resulted in an impact over the outlook, including $2.2 billion in additional expense in 2016–17.

To confirm the appropriate interpretation of public-sector accounting standards, the government established an independent Pension Asset Expert Advisory Panel in November 2016.

The Panel recently released its report, including a recommendation that jointly sponsored net pension assets be recognized on the Province's financial statements. The government has accepted the Panel's advice. As a result, the Pension Adjustment for the Ontario Public Service Employees' Union Pension Plan and the Ontario Teachers' Pension Plan has been reversed. The reversal aligns with the treatment originally included in the 2016 Budget plan, and is consistent with how the standard has been applied to these plans over the past 15 years.

2016–17 In-Year Fiscal Performance
		2016–17
($ Millions)	Budget Plan	Current Outlook	In-Year Change
Revenue	130,589	133,113	2,524
Expense
Programs	122,139	123,258	1,118
Interest on Debt	11,756	11,375	(381)
Total Expense	133,895	134,633	737
Surplus/(Deficit) Before Reserve	(3,306)	(1,520)	1,786
Reserve	1,000	400	(600)
Surplus/(Deficit)	(4,306)	(1,920)	2,386
Note: Numbers may not add due to rounding.

Total revenue is projected to be $133.1 billion, an improvement of $2.5 billion compared to the 2016 Budget. This increase is largely due to higher-than-expected revenues arising from processing of 2015 income tax returns and the housing market. This is partially offset by lower Government of Canada Transfers for home care and infrastructure than anticipated in the 2016 Budget. In addition, proceeds from Ontario's first cap-and-trade auction, which is scheduled for March 2017, will be accounted for in the 2017–18 fiscal year rather than in 2016–17, based on the expected date of certification and settlement of proceeds.
The outlook for Provincial program expense is $123.3 billion, an increase of $1.1 billion compared to the 2016 Budget projection — reflecting strategic investments in areas such as health care and electricity cost relief that took effect on January 1, 2017.
Interest on debt expense for 2016–17 is forecast to be $11.4 billion, $0.4 billion lower than forecast in the 2016 Budget due to a combination of lower-than-forecast borrowing requirements and interest rates. This is unchanged from what was reported in the 2016 Ontario Economic Outlook and Fiscal Review.
The 2016–17 outlook maintains a $0.4 billion reserve to protect the fiscal outlook against unforeseen adverse changes in the Province's revenue and expense that could arise before year-end.
Further details on the Province's fiscal plan will be provided in the upcoming 2017 Budget.

Section B: Details of In-Year Changes

Revenue
The 2016–17 revenue outlook, at $133.1 billion, is $2.5 billion higher than the 2016 Budget forecast. This is due to the following developments:
♦
Corporations Tax revenues are $1,041 million above the 2016 Budget projection based on higher revenues indicated by 2015 tax returns processed since the 2016 Budget. Tax reassessments for years prior to 2015 also boost the outlook in 2016–17.

♦
Sales Tax revenues are $803 million higher than projected in the 2016 Budget estimate, largely due to higher 2015 Harmonized Sales Tax (HST) entitlement estimates. This estimate increased largely due to strong 2015 performance in the Ontario housing market, which increased Ontario's share of the HST revenue pool.

♦	Personal Income Tax and Ontario Health Premium revenues combined are $728 million higher, largely due to stronger 2015 revenues indicated through processing of tax returns.
♦	Land Transfer Tax is $514 million above the 2016 Budget projection, reflecting the ongoing gains in Ontario housing resales and prices.
♦	All Other Tax revenues combined are down $118 million, mainly due to lower revenues from Employer Health Tax and Fuel Tax, partially offset by higher revenues from Education Property Tax.
♦
Government of Canada Transfers are $176 million lower, mainly due to lower transfers for home care and infrastructure than anticipated in the 2016 Budget. Funding announced since the 2016 Budget for affordable housing, postsecondary education, clean water and wastewater projects, and support for prevention initiatives in First Nation communities is included in the outlook.

♦
Income from Government Business Enterprises is $185 million higher, reflecting stronger 2016–17 year-to-date performances of the Ontario Lottery and Gaming Corporation and Liquor Control Board of Ontario.

♦
Other Non-Tax Revenue is $453 million lower, mainly reflecting a shift in reporting of $478 million in projected cap-and-trade auction proceeds for the March 2017 auction from 2016–17 to 2017–18, based on the expected date of certification and settlement of proceeds, and small changes in 2016–17 to net revenue impacts from the multi-year asset optimization strategy. These are partially offset by higher projected revenue related to recoveries of prior-year expenditures based on 2015–16 results.

There are still risks to the revenue outlook that could result in changes by the time of the 2017 Budget. These include potential revisions to the economic outlook, tax receipts from provincially administered taxes and updates from government ministries, business enterprises and consolidated business organizations.
In addition, beginning in the 2017 Budget, the reported revenues related to electricity sector business enterprises will reflect a change in the basis of consolidation from Generally Accepted Accounting Principles in the United States (US GAAP) to International Financial Reporting Standards (IFRS) effective April 1, 2016, consistent with the Auditor General's recommendation. The impact of this change is not expected to be significant for 2016–17.
Expense
The 2016–17 total expense outlook is $134.6 billion, $0.7 billion higher than the 2016 Budget forecast. Since the 2016 Ontario Economic Outlook and Fiscal Review, the following program expense changes have occurred and have been accommodated within the fiscal plan.
Key changes to program expense with offsets from the contingency funds include:
♦
Criminal Justice System Reforms: an investment of $10.4 million for immediate actions to modernize the correctional services system, including improving conditions of confinement, providing appropriate alternatives to segregation, improving mental health capacity, reducing time to trial and enhancing the bail and remand system.

♦
First Nations Policing Wage Parity: an investment of $6.5 million to support wage parity for the Nishnawbe-Aski Police Service for First Nations Constables employed under the Ontario First Nations Policing Agreement.

♦	International Disaster Relief Program: a one-time contribution to the Canadian Red Cross of $0.3 million to support disaster relief efforts in Haiti, following Hurricane Matthew.
Other key changes to program expense include:
♦	Ontario Drug Benefit Program: an additional $106.0 million to address funding requirements for the Ontario Drug Benefit program.
♦
Malignant Hematology including Stem Cell Transplants: an investment of $95.4 million to support additional capacity to provide stem cell transplants in Ontario, which require specialized facilities and staffing, including creating a new unit at Sunnybrook Health Sciences Centre, as well as OHIP out-of-country costs for stem cell transplants that cannot be accommodated in Ontario.

♦
Prevention Initiatives in First Nation Communities: a one-time flow-through of federal funding of $5.8 million to support mental health and suicide prevention programming for children and youth in 132 First Nation communities.

Interest on debt expense for 2016–17 is forecast to be $11.4 billion, $0.4 billion lower than forecast in the 2016 Budget due to a combination of lower-than-forecast borrowing requirements and interest rates. This is unchanged from what was reported in the 2016 Ontario Economic Outlook and Fiscal Review.
Fiscal Prudence
The 2016–17 outlook maintains a $0.4 billion reserve, $0.6 billion lower than in the 2016 Budget and unchanged from the 2016 Ontario Economic Outlook and Fiscal Review. Maintaining the reserve at this level protects the fiscal outlook against unforeseen adverse changes in the Province's revenue and expense that may occur before year-end.
The current outlook also maintains contingency funds of $0.6 billion to help mitigate expense risks – particularly in cases where health and safety may be compromised or services to the most vulnerable are jeopardized – that may otherwise adversely affect Ontario's fiscal performance.

Section C: Ontario's Economic Outlook

Ontario's economic growth outlook remains consistent with the 2016 Ontario Economic Outlook and Fiscal Review forecast. As of February 8, 2017, private-sector forecasters, on average, project Ontario real GDP to increase by 2.6 per cent in 2016 and 2.2 per cent in 2017, both similar to the time of the 2016 Ontario Economic Outlook and Fiscal Review.

Economic Growth Forecast

Ontario Real GDP Growth

Per Cent Change
2016
2017
4.0
3.0
2.0
1.0
0.0
2.5
2.6
2.6
2.2
2.3
2.2
2016 Ontario Economic Outlook and Fiscal Review
Oct 2016
Feb 2017
2016 Ontario Economic Outlook and Fiscal Review
Oct 2016
Feb 2017
Ministry of Finance
Private-Sector Average

Sources: Ontario Ministry of Finance and Ontario Ministry of Finance Survey of Forecasts

There are risks to the economic outlook. Notably, interest rates have started to rise, which may dampen overall economic activity.

Section D: Economic Performance

Despite an uncertain global environment, Ontario's economy continues to grow. Real GDP advanced by 0.7 per cent in the third quarter of 2016, led by growth in exports, household spending and housing investment. Over the first three quarters of 2016, Ontario's real GDP growth outpaced that of all G7 countries.
The strength in Ontario's economy has supported steady employment gains. A total of 76,400 net new jobs were added in 2016, accelerating from the growth recorded in the previous two years. The unemployment rate has also shown a marked improvement. As of January 2017, the unemployment rate was 6.4 per cent, below the national average for the 22nd consecutive month.
Other key economic indicators also advanced strongly in 2016. For example, in the business sector, manufacturing sales and wholesale trade grew faster than the average of the other provinces. On the consumer side, there were also strong gains in retail sales and housing market activity in 2016.

Ontario's Economic Performance (Seasonally adjusted per cent change from previous period, unless indicated otherwise)
	Quarterly				Annual
	2016Q1	2016Q2	2016Q3	2016Q4	2015	2016 / Year-to-date
Gross Domestic Product
Real GDP	0.9	0.2	0.7	N/A	2.5	N/A
Nominal GDP	1.3	0.4	1.0	N/A	4.9	N/A
Labour Market
Employment (Change in 000s)	34.8	15.8	(10.8)	53.3	45.3	76.4
Labour Force (Change in 000s)	32.4	6.0	(14.5)	38.1	7.5	63.4
Unemployment Rate (%)	6.7	6.6	6.6	6.3	6.8	6.5
Other Key Economic Indicators
Retail Sales[1]	1.4	(0.2)	0.9	N/A	4.2	4.8
Housing Starts	5.6	(3.3)	(0.4)	1.4	18.6	6.8
MLS Home Resales	2.8	4.0	1.0	1.6	9.5	9.4
Manufacturing Sales[1]	2.3	(2.3)	0.9	N/A	1.7	4.3
Wholesale Trade[1]	1.9	0.3	1.5	N/A	6.5	6.4
Consumer Price Index[2]	1.7	1.9	1.6	2.0	1.2	1.8
[1] Data available until November 2016.
[2] Per cent change from a year earlier; data not seasonally adjusted.
N/A = Data not available.
Sources: Statistics Canada, Ontario Ministry of Finance, Canada Mortgage and Housing Corporation and Canadian Real Estate Association.

Section E: Details of Ontario's Finances

Revenue
($ Millions)	2016–17
	Budget Plan	Current Outlook	In-Year Change
Taxation Revenue
Personal Income Tax	32,167	32,842	675
Sales Tax[1]	23,976	24,779	803
Corporations Tax	12,050	13,091	1,041
Education Property Tax[2]	5,834	5,914	80
Employer Health Tax	6,007	5,896	(111)
Ontario Health Premium	3,604	3,657	53
Gasoline Tax	2,522	2,554	32
Land Transfer Tax	2,051	2,565	514
Tobacco Tax	1,221	1,168	(53)
Fuel Tax	790	721	(69)
Beer and Wine Tax	611	600	(11)
Electricity Payments-In-Lieu of Taxes	515	515	―
Other Taxes	471	485	14
	91,819	94,787	2,968
Government of Canada
Canada Health Transfer	13,858	13,893	35
Canada Social Transfer	5,128	5,141	13
Equalization	2,304	2,304	―
Infrastructure Programs	1,017	940	(77)
Labour Market Programs	989	989	―
Social Housing	434	434	―
Other Federal Payments	914	767	(147)
	24,644	24,468	(176)
Government Business Enterprises
Ontario Lottery and Gaming Corporation	1,953	2,118	165
Liquor Control Board of Ontario	2,025	2,045	20
Ontario Power Generation Inc./Hydro One Ltd./Brampton Distribution Holdco Inc.	1,049	1,049	―
	5,027	5,212	185
Other Non-Tax Revenue
Reimbursements	983	983	―
Vehicle and Driver Registration Fees	1,751	1,751	―
Electricity Debt Retirement Charge	625	625	―
Power Supply Contract Recoveries	643	643	―
Sales and Rentals	2,421	2,346	(75)
Cap-and-Trade Proceeds	478	―	(478)
Other Fees and Licences	987	987	―
Net Reduction of Power Purchase Contract Liability	129	129	―
Royalties	287	287	―
Miscellaneous Other Non-Tax Revenue	795	895	100
	9,099	8,646	(453)
Total Revenue	130,589	133,113	2,524
[1] Sales Tax revenue is net of the Ontario Sales Tax Credit and the energy component of the Ontario Energy and Property Tax Credit.
[2] Education Property Tax revenue is net of the property tax credit component of the Ontario Energy and Property Tax Credit and the Ontario Senior Homeowners' Property Tax Grant.
Note: Numbers may not add due to rounding.

Total Expense
($ Millions)	2016–17
	Budget Plan	Current Outlook	In-Year Change
Ministry Expense
Aboriginal Affairs[1]	77.0	79.9	3.0
Agriculture, Food and Rural Affairs[1]	915.9	915.9	―
Attorney General	1,867.8	1,867.8	―
Board of Internal Economy	219.9	219.9	―
Children and Youth Services	4,346.1	4,454.6	108.5
Citizenship, Immigration and International Trade	220.8	176.8	(44.0)
Community and Social Services[1]	11,467.5	11,470.8	3.3
Community Safety and Correctional Services	2,649.5	2,665.4	15.9
Economic Development, Employment and Infrastructure / Research and Innovation[1]	1,177.0	1,176.4	(0.7)
Education[1]	25,635.8	25,672.3	36.6
Energy[1]	322.1	322.0	(0.0)
Environment and Climate Change[1]	531.4	531.4	―
Executive Offices[1]	44.0	45.2	1.2
Finance[1]	963.1	968.6	5.5
Francophone Affairs, Office of	5.7	5.7	―
Government and Consumer Services	607.6	605.6	(2.0)
Health and Long-Term Care[1]	51,785.2	52,132.8	347.6
Labour	309.5	309.3	(0.2)
Municipal Affairs and Housing[1]	900.0	900.0	―
Natural Resources and Forestry[1]	750.6	750.1	(0.6)
Northern Development and Mines	790.7	790.7	―
Tourism, Culture and Sport[1]	1,250.8	1,290.1	39.3
Training, Colleges and Universities	7,876.8	8,096.6	219.8
Transportation[1]	3,850.9	3,849.6	(1.4)
Treasury Board Secretariat[1]	316.9	347.7	30.8
Interest on Debt[2]	11,756.0	11,375.0	(381.0)
Other Expense[1]	4,056.8	4,412.6	355.7
Year-End Savings[3]	(800.0)	(800.0)	―
Total Expense	133,895.4	134,632.8	737.4
[1] Details on other ministry expense can be found in the Details of Other Expense table.
[2] Interest on debt is net of interest capitalized during construction of tangible capital assets of $183 million in 2016–17.
3  As in past years, the Year-End Savings provision reflects efficiencies through in-year expenditure management and underspending due to factors such as program management, and changes in project startups and implementation  plans.
Notes: Numbers may not add due to rounding.
The impact of ministry restructuring since the 2016 Budget will be reflected in future updates.

Details of Other Expense
($ Millions)		2016–17
		Budget Plan	Current Outlook	In-Year Change
Ministry Expense
Aboriginal Affairs
Green Investment Fund Initiatives		–	5.0	5.0
One-Time Investments including Settlements		–	0.4	0.4
Agriculture, Food and Rural Affairs
Time-Limited Investments in Infrastructure		–	116.4	116.4
Time-Limited Investments		–	3.1	3.1
Community and Social Services
Time-Limited Investments in Affordable and Supportive Housing		–	23.0	23.0
Economic Development, Employment and Infrastructure / Research and Innovation
Green Investment Fund Initiatives		–	99.0	99.0
Federal-Provincial Infrastructure Programs		618.7	316.3	(302.4)
Education
Teachers' Pension Plan		(452.0)	(452.0)	–
Energy
Green Investment Fund Initiatives		–	108.0	108.0
Strategic Asset Management and Transformation Related to Hydro One		70.9	70.9	–
8% Provincial Rebate for Electricity Consumers		–	300.0	300.0
Environment and Climate Change
Green Investment Fund Initiatives		–	1.0	1.0
Executive Offices
Time-Limited Assistance		–	1.0	1.0
Finance
Ontario Municipal Partnership Fund		505.0	505.0	–
Power Supply Contract Costs		643.1	643.1	–
Health and Long-Term Care
Time-Limited Investments in Affordable and Supportive Housing		–	4.7	4.7
Municipal Affairs and Housing
Green Investment Fund Initiatives		–	92.0	92.0
Time-Limited Investments in Municipal, Social and Affordable Housing		160.3	543.6	383.3
Time-Limited Investments		–	0.9	0.9
Natural Resources and Forestry
Emergency Forest Firefighting		69.8	134.8	65.0
Tourism, Culture and Sport
Time-Limited Investments to Support 2015 Pan/Parapan American Games		88.6	88.6	–
Transportation
Green Investment Fund Initiatives		–	20.0	20.0
Treasury Board Secretariat
Capital Contingency Fund		100.0	97.3	(2.8)
Operating Contingency Fund		1,100.0	537.9	(562.1)
Employee and Pensioner Benefits		1,152.5	1,152.5	–
Total Other Expense		4,056.8	4,412.6	355.7
Notes: Numbers may not add due to rounding. The impact of ministry restructuring since the 2016 Budget will be reflected in future updates.
2016–17 Infrastructure Expenditures
($ Millions)	2016–17 Current Outlook
Sector	Investment in Capital Assets[1]	Transfers and Other Infrastructure Expenditures[2]	Total Infrastructure Expenditures[3]
Transportation
Transit	4,701	660	5,361
Provincial Highways	2,108	43	2,150
Other Transportation, Property and Planning	603	186	788
Health
Hospitals	2,621	263	2,884
Other Health	60	248	308
Education	2,390	171	2,561
Postsecondary
Colleges and Other	704	13	716
Universities	–	375	375
Social	12	801	814
Justice	58	200	257
Other Sectors[4]	436	745	1,181
Total	13,693	3,703	17,396
[1] Includes $183 million in interest capitalized during construction.
[2] Includes transfers to municipalities, universities and non-consolidated agencies.
[3] Includes third-party investments in hospitals, colleges and schools; and provisional federal contributions to provincial infrastructure investments.
[4] Includes government administration, natural resources, culture and tourism sectors.
Note: Numbers may not add due to rounding.

Review of Selected Financial and Economic Statistics
($ Millions)	2012–13	2013–14	2014–15	Actual 2015–16[2]	Current Outlook 2016–17[2]
Revenue	113,369	115,911	118,546	128,377	133,113
Expense
Programs	112,248	115,792	118,225	120,925	123,258
Interest on Debt[1]	10,341	10,572	10,635	10,967	11,375
Total Expense	122,589	126,364	128,861	131,891	134,633
Surplus/(Deficit) Before Reserve	(9,220)	(10,453)	(10,314)	(3,514)	(1,520)
Reserve	–	–	–	–	400
Surplus/(Deficit)	(9,220)	(10,453)	(10,314)	(3,514)	(1,920)
Net Debt	252,088	267,190	284,576	294,564	304,875
Accumulated Deficit	167,132	176,634	187,511	192,028	193,948
Gross Domestic Product (GDP) at Market Prices	680,084	695,349	727,962	763,276	796,860
Primary Household Income	459,111	472,921	490,023	511,781	531,545
Population – July (000s)	13,414	13,556	13,685	13,797	13,983
Net Debt per Capita (dollars)	18,793	19,710	20,795	21,350	21,803
Household Income per Capita (dollars)	34,226	34,886	35,807	37,094	38,014
Interest on Debt as a Per Cent of Revenue	9.1	9.1	9.0	8.5	8.5
Net Debt as a Per Cent of GDP	37.1	38.4	39.1	38.6	38.3
Accumulated Deficit as a Per Cent of GDP	24.6	25.4	25.8	25.2	24.3
[1] Interest on debt is net of interest capitalized during construction of tangible capital assets of $134 million in 2013–14, $202 million in 2014–15, $165 million in 2015–16 and $183 million in 2016–17.
[2] The 2015–16 actuals and the 2016–17 outlook reflect recognizing jointly sponsored net pension assets for the Ontario Public Service Employees' Union Pension Plan (OPSEUPP) and Ontario Teachers' Pension Plan (OTPP) on the Province's financial statements, consistent with the 2016 Budget.
Note: Numbers may not add due to rounding.
Sources: Ontario Ministry of Finance and Statistics Canada.

Section F: Ontario's 2016–17 Borrowing Program

Borrowing Program
($ Billions)	2016–17
	Budget Plan	Current Outlook	In-Year Change
Deficit/(Surplus)	4.3	1.9	(2.4)
Investment in Capital Assets	11.2	11.7	0.6
Non-Cash Adjustments	(5.8)	(5.2)	0.6
Other Net Loans/Investments	(0.9)	(0.9)	–
Debt Maturities	21.5	20.9	(0.5)
Debt Redemptions	0.1	0.0	–
Total Funding Requirement	30.3	28.5	(1.8)
Canada Pension Plan Borrowing	(0.1)	(0.1)	–
Decrease/(Increase) in Short-Term Borrowing	(1.0)	–	1.0
Increase/(Decrease) in Cash and Cash Equivalents	(2.7)	(2.5)	0.2
Preborrowing from 2015–16	–	(2.0)	(2.0)
Preborrowing in 2016–17 for 2017–18	–	0.8	0.8
Total Long-Term Public Borrowing Requirement	26.4	24.6	(1.8)
Note: Numbers may not add due to rounding.

Borrowing Program Status (as at February 10, 2017)
($ Billions)	Completed	%	Remaining	Total
Province	24.6	103.3	0.0	24.6
Ontario Electricity Financial Corporation	0.0	0.0	0.0	0.0
Total	24.6	103.3	0.0	24.6
Note: Numbers may not add due to rounding.

Long-Term Public Borrowing completed as at February 10, 2017, including $800 million in pre-borrowing for 2017–18, totalled $24.6 billion, as follows:
($ Billions)
Domestic Issues	17.6
Global/US Dollar/Other Issues	7.0
24.6

The completed long term borrowing of $24.6 billion, including the $800 million pre-borrowed for 2017–18, is 103.3 per cent of the borrowing outlook of $23.8 billion presented in the 2016 Ontario Economic Outlook and Fiscal Review.
Over the remainder of the 2016–17 fiscal year, taking advantage of the continued demand for its debt, the Province will pre-borrow over and above the $800 million already pre-borrowed when presented with favourable market conditions.

Ministry of Finance                                www.fin.gov.on.ca
For general inquiries regarding the 2016–17 Third Quarter Finances, please call:
Toll-free English & French inquiries:   1-800-337-7222
Teletypewriter (TTY):                           1-800-263-7776
© Queen's Printer for Ontario, 2017

Chart Descriptions: Alternative Text for Web Accessibility

Chart: Economic Growth Forecast
The bar chart shows forecasts for Ontario real GDP growth for 2016 and 2017. In the 2016 Ontario Economic Outlook and Fiscal Review, the Ontario Ministry of Finance planning assumption for real GDP growth was 2.5 per cent in 2016 and 2.2 per cent in 2017. The current private-sector forecast average for Ontario real GDP growth is 2.6 per cent in 2016 and 2.2 per cent in 2017.